Exhibit 7.2

JOINT FILING AGREEMENT

The undersigned agree that this Schedule 13D, and any amendments hereto, relating to the Class A common stock, par value of US$0.0001 per share of Fortune Rise Acquisition Corporation, a Delaware corporation whose principal place of business is in Metuchen, New Jersey shall be filed on behalf of the undersigned.

November 8, 2021

Fortune Rise Sponsor LLC

By:	/s/ Koon Keung Chan	/s/ Koon Keung Chan
Name:	Koon Keung Chan	Koon Keung Chan
Title:	Manager and Member